Exhibit 99.3

Fiscal year 2021
Management’s Discussion and Analysis For the Year ended September 30, 2021	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp., formerly Protech Home Medical Corp., and its subsidiaries (“Quipt” or the “Company”), prepared as of January 26 , 2022 and should be read in conjunction with the consolidated financial statements for the  year ended September 30, 2021, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Page 2	Caution Regarding Forward-Looking Statements
Page 3	Selected Quarterly Information
Page 4	About Our Business and Operating Results
Page 8	Financial Position
Page 12	Accounting and Disclosure Matters
Page 15	Financial Instruments and Risk Management
Page 16	Risk Factors

Page | 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION

FISCAL YEAR 2021 HIGHLIGHTS

●	Increased revenues for the year ended September 30, 2021 to $102.4 million, or 41%, from the year ended September 30, 2020.
●	Completed six acquisitions during the year ended September 30, 2021.
●	Increased the number of equipment set-ups to 364,367 for the year ended September 30, 2021 from 253,113 in the prior year, an increase of 44%
●	Increased the number of respiratory resupply set-ups to 158,072 for the year ended September 30, 2021 from 61,468 in the prior year, an increase of 157.2%
●	Generated Adjusted EBITDA of $21.4 million, a 38.3% increase from the prior year, and 21.1% of revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

SELECTED QUARTERLY INFORMATION

	For the	For the
	Year ended	Year ended
	September	September
	30, 2021	30, 2020
Number of patients serviced(1)	140,996	91,650
Number of equipment set-ups or deliveries	364,367	253,113
Respiratory resupply set-ups or deliveries	158,072	61,468
Adjusted EBITDA(2)	$21,371	15,451

(1)	The twelve-month periods do not equal the sum of the four respective three-month periods due to some patients being serviced in multiple four-month periods.
(2)	Refer to page three for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Reporting entity

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021. The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. The change in name and share consolidation were completed in anticipation of the Company’s application to list its common shares on the NASDAQ Capital Market (“NASDAQ”). On May 27, 2021 the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Change in Presentation Currency

Effective October 1, 2020, the Company changed its presentation currency to United States (“US”) dollars from Canadian dollars. Since the Company operates in the United States and its functional currency is US dollars, the Company believes that the change in presentation currency will provide stakeholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with International Accounting Standard (“IAS”) 21 - The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amount previously reported in Canadian dollars have been translated into US dollars as at October 1, 2019 and September 30, 2020, using the period-end exchange rates of 1.3242 C$/US$ and 1.3339 C$/US$, respectively. The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been translated at an exchange rate of 1.3458 C$/US$ for the year ended September 30, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Quipt business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future Outlook

Quipt expects to generate net profit and positive adjusted EBITDA, excluding IFRS treatment of non-cash items. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in EBITDA in fiscal year 2021 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share. Our continued integration and rationalization, as well as our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the year ended September 30, 2021 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’ s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’ s performance. These metrics are non-standard measures under IFRS and may not be identical to similarly to it led measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and adjusted EBITDA, certain items (mostly non-cash) are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.
●	The change in fair value of derivative financial liabilities is the change in value of the debenture, warrants, and purchase price payable in common shares, and these changes are non-cash.
●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following table of adjusted EBITDA shows the Company’s IFRS measures reconciled to EBITDA (non-IFRS measure) for the indicated periods. The table of net income (loss) is also measured based on IFRS. The tables are shown net of discontinued operations.

	Year ended	Year ended
	September 30,	September 30,
	2021	2020
Net income (loss) from continuing operations	$(6,174)	(3,703)
Add back:
Depreciation and amortization	17,786	14,538
Interest expense, net	1,853	1,837
Gain (loss) on foreign currency transactions	173	(454)
Change in fair value of debentures and warrants	5,703	2,635
Transaction costs bought deal	—	210
Provision (benefit) for income taxes	(3,155)	128
EBITDA	16,186	15,191
Stock-based compensation	4,952	171
Acquisition-related costs	233	89
Adjusted EBITDA	$21,371	$15,451

	Year ended	Year ended
	September 30,	September 30,
	2021	2020
Revenues	$102,351	$72,639
Inventory sold	28,172	19,934
Operating expenses	52,762	38,626
Depreciation	16,212	13,860
Amortization of intangible assets	1,574	678
Stock-based compensation	4,952	171
Acquisition related costs	233	89
Gain on disposals of property and equipment	(94)	(74)
Other expense (income)	—	(1,303)
Amortization of financing costs	140	5
Interest expense, net	1,853	1,837
Transaction costs bought deal	—	210
(Gain) loss on foreign currency transactions	173	(454)
Change in fair value of debentures and warrants	5,703	2,635
Provision (benefit) for income taxes	(3,155)	128
Net income (loss) from continuing operations	(6,174)	(3,703)
Income from discontinued operations	—	(869)
Net income (loss)	$(6,174)	$(4,572)
Income (loss) per share
Basic	$(0.20)	$(0.20)
Diluted	$(0.20)	$(0.20)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Revenue

For the year ended September 30, 2021, revenue totaled $102,351,000, an increase of $29,712,000, or 41%, from the year 2020. This increase is due to organic growth of 10%, with the remainder due to the acquisitions during the fiscal year 2021.

Inventory sold

For the year ended September 30, 2021, inventory sold totaled $28,172,000 versus $19,934,000 for the year ended September 30, 2020. The increase was due to and commensurate with the growth in revenues.

Operating expenses

For the year ended September 30, 2021, operating expenses were $52,762,000, an increase of $14,136,000 from $38,626,000 for the year ended September 30, 2020. Acquisitions contributed approximately $6,344,000 of the increase during the fiscal year 2021. Remaining increases relate to professional fees associated with Company’s Nasdaq listing in the U.S., and investments to support the revenue growth of the Company.

Depreciation expense

Depreciation expense increased by $2,352,000 to $16,262,000 for the year ended September 30, 2021. This increase is due to the acquisitions during the year ended September 30, 2020 and the year ended September 30, 2021.

Stock-based compensation

Stock-based compensation increased to approximately $4,952,000 for the year ended September 30, 2021 due to the grants of 953,750 restricted stock units and 1,396,000 stock options in May 2021 and options granted to board members.

Interest expense

Total interest expense for the year ended September 30, 2021 increased slightly to $1,853,000 in the year ended September 30, 2021 from $1,837,000 for the year ended September 30, 2020.

Change in fair value of derivative financial liabilities

The Company has two financial liabilities that are recorded at fair value through profit or loss. The debenture issued during 2019 is valued at fair value using the current trading price. The change in fair value for the debenture was a loss of $3,591,000 for the year ended September 30, 2021 as compared to a loss of $2,437,000 for the year ended September 30, 2020. Warrants issued with the June 2020 bought deal are valued using the Black-Scholes pricing model, which resulted in a loss of $2,112 for the year ended September 30, 2021.

Provision (benefit) for income taxes

For the year ended September 30, 2021, the benefit for income taxes was $3,155,000. The deferred tax liability arising from the six purchase price allocations was offset by the deferred tax asset from tax loss carryforwards and recorded as a benefit for income taxes. This was partially offset by $645,000 of a provision for state and local income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL POSITION

	As at	As at
	September 30, 2021	September 30, 2020
Cash	$34,612	$29,227
Accounts receivable, inventory and prepaid assets	22,621	16,056
Property and equipment	23,506	16,667
Other assets	27,834	10,115
Total assets	$108,573	$72,065
Accounts payable and other current liabilities	$32,737	$24,385
Long term debt and other long-term liabilities	17,214	19,445
Total Liabilities	49,951	43,830
Shareholders’ equity	58,622	28,235
Total liabilities and shareholders’ equity	$108,573	$72,065

Liquidity

Management considers liquid assets to consist of cash and its line of credit availability. As of September 30, 2021, the Company had cash on hand of $34,612,000 and line of credit availability of $20,000,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2021, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $32,737,000 liabilities that are due within one year but has $57,233,000 of current assets to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, and shares to be issued and deficit, which totaled $58,622,000 at September 30, 2021, along with long-term debt, which totaled $17,214,000 at September 30, 2021.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital, convertible debentures raised by way of private placements, and debt instruments.

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 units. Each unit issued was issued at a price of C$1.15 for total gross proceeds of C$31,830,650 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). The fair value of the Warrants is recorded as a liability and valued using the Black-Scholes pricing model. Upon exercise, the warrant liability was derecognized and transferred to equity. The unexercised Warrants were derecognized and recorded in the caption “Change in fair value of derivative financial liabilities” upon their expiration on June 29, 2021.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid, and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

The Company had the following equity instruments outstanding at September 30, 2021 and September 30, 2020:

	As at	As at
	September 30, 2021	September 30, 2020
	(000’s)	(000’s)
Common shares	33,350	28,069
Warrants	—	3,460
Options	3,786	2,627
Restricted stock units	954	—
Compensation options	115	483

The following table provides information about the Company’s remaining funds from its recent public offering and private placements and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings.

Date of Financing	Type of Financing	Gross Proceeds
June 29, 2020	Bought Deal Prospectus Offering - Units	C$28,751,150 (US$21.2 million)
June 29, 2020	Bought Deal Private Placement - Units	C$2,012,500 (US$1.5 million)
June 29, 2020	Bought Deal Private Placement - Units	C$1,067,000 (US$0.8 million)

The intention was to use the net proceeds to increase the Company's cash position and to complete  any strategic acquisitions that are identified. The net proceeds of C$27.6 million (US$20.6 million) were used in full for strategic acquisitions.

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, debentures, leases, equity financing, and through the issuance of shares to acquire businesses.

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$807) debenture is convertible at the option of the holder into 192.31 common shares. As of September 30, 2020, C$4,000 of debentures had been converted into common shares, and during the year ended September 30, 2021, C$4,037,000 of debentures were converted into common shares, leaving C$10,959,000 (US$8,601,000) of face value of the debentures remaining. The fair value of the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

debentures on the dates of conversion totaled C$6,766,000, or $5,359,000. After three years, the Company can force conversion of the outstanding principal at a conversion price of C$5.20, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent to the market price on the conversion date.

The following table provides information about the Company’s remaining funds from its private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings.

Date of Financing	Type of Financing	Gross Proceeds
March 7, 2019	Bought Deal Private Placement offering - Convertible Debentures	C$15,000,000 (US$11.1 million)

The net proceeds were expected to be used for debt repayment, working capital, and general corporate requirements. The net proceeds was C$13.4 million (US$10.0 million). From this, C$9.0 million (US$6.7 million) was used to repay previously issued debentures and C$4.4 million (US$3.3 million) was used for acquisitions.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. Future payments on these liabilities are as follows:

Less than 1 year	$7,127
Between 1 and 5 years	412
Total	$7,539

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%. Future payments on these liabilities are as follows:

Less than 1 year	$3,491
Between 1 and 5 years	5,367
More than 5 years	38
Total	8,896
Less: finance charges	(1,131)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Lease liabilities	7,765
Current portion of lease liabilities	2,981
Long-term portion of lease liabilities	$4,784

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The Company has no borrowings from this facility at September 30, 2021 and September 30, 2020. Interest expense for the facility for the year ended September 30, 2021 totaled $38,000 and primarily related to the unused fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs are recorded in “deferred financing costs” on the consolidated statements of financial position and are being amortized on a straight-line over the four-year term of the facility for a total of $140,000 and $5,000 for the years ended September 30, 2021 and 2020 respectively.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) during the year ended September 30, 2020, and the year ended September 30, 2021. The litigation was settled in December 2021 in the approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results from continuing operations

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Revenue	$29,118	$26,238	$24,240	$22,755
Net income (loss) from continuing operations	(1,379)	6,329	(12,490)	1,366
Net income (loss) per share – continuing operations	(0.02)	0.20	(0.43)	0.05
Total assets	$108,573	$106,542	$89,728	$78,274

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Sep. 30, 2020	Jun. 30,2020	Mar. 31, 2020	Dec. 31, 2019
Revenue	$19,641	$18,572	$17,861	$16,565
Net income (loss) from continuing operations	(475)	(2,528)	3,078	(3,778)
Net income (loss) per share – continuing operations	(0.01)	(0.12)	0.15	(0.22)
Total assets	$72,065	$70,637	$45,641	$49,105

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2020 and the year ended September 30, 2021.

Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Expense for Board of Directors’ fees were $203,000 and $170,000 for the year ended September 30, 2021 and 2020, respectively. Stock-based compensation for the Board of Directors was $1,036,000 for the year ended September 30, 2021.

Key management personnel also participate in the Company’s share option program. The Company paid or accrued compensation to key management personnel the following:

	Year ended	Year ended
	September 30,	September 30,
	2021	2020
Salaries and benefits	$968	$785
Stock-based compensation	1,036	—
Total	$2,004	$785

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is  required to certify the design and evaluation of its disclosure controls and procedures. The Company is not required to certify the design and effectiveness regarding internal controls over financial reporting.  The Company has evaluated the design and effectiveness of its disclosure controls and procedures and determined them to be ineffective due to the fact that the financial statements were not filed timely,to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. The company is working to engage outside consultants to initiate SOX compliance efforts to remedy the ineffective controls.

There were no substantive changes in the Company’ s disclosure controls and procedures and internal controls over financial reporting during the year ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’ s disclosure controls and procedures and internal controls over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets),

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial positions. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2021, information with respect to the Company’s known contractual obligations (in thousands):

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$16,400	$7,135	$9,032	$25	$208
Finance Lease Obligations	8,896	3,491	4,631	736	38
Operating Leases	28	28	—	—	—
Purchase Obligations	—	—	—	—	—
Other Obligations	9,842	9,842	—	—	—
Total Contractual Obligations	$35,166	$20,496	$13,663	$761	$246

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’ s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’ s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’ s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $7,957,000 and $6,441,000 for the year ended September 30, 2021, and 2020, respectively. As of September 30, 2021, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 9% of receivables through Medicare. As this is a federal program there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s debentures, derivative warrant liability, purchase price payables in shares, and common shares are denominated in Canadian dollars. Cash is maintained in both US dollars. Consequently, the Company is exposed to foreign exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash in US dollars. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the year ended September 30, 2021, depreciation, or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net loss. The Company has not employed any currency hedging programs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due, under both normal conditions, by continuously monitoring actual and budgeted cash flows.

As of September 30, 2021, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $32,737,000 liabilities that are due within one year but has $57,233,000 of current assets to meet those obligations

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with US and Canadian financial institutions. The Company considers this risk to be immaterial. The interest on the Company’s debt is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates. The Company’s revolving line of credit has a floating rate, but the Company does not borrow significant amounts on this line.

RISK FACTORS

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Company Shares

The Company Shares are listed and posted for trading on the TSX Venture Exchange and NASDAQ. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair The Company’s ability to raise capital through future sales of the Company Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Company Shares. Accordingly, certain shareholders of The Company may have an investment profit in the Company Shares that they may seek to liquidate.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company will be successful and generate, or maintain, any profit.

Reimbursement Rates May Decline / Competitive Bid

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates for much of the US health care market have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Specifically, the Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) and/or product categories if and when the next competitive bidding process occurs. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment for certain of the Company’s products. This presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If the Company fails to achieve certain volume of sales, prices of inventory may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to achieve revenue targets. Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Reliance Upon Few Payors

The Company will earn revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the US government being the largest entity making payments. If the Medicare program were to slow payments of receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company will require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain, or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. The ability of the Company to collect certain revenues in the future will depend on the Company receiving approval of an independent diagnostic testing facility and entering into an agreement with Medicare. There is no guarantee that the Company will meet these conditions. The Company will be subject to regulation from United States federal and state authorities. Regulatory action could disrupt its ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

Highly Competitive Market

The Company will participate in a highly competitive market, which may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Foreign Subsidiaries

The Company plans to conduct all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Attraction and Retention of Key Personnel Including Directors

The Company will have a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of The Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of The Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with The Company or that replacement personnel with comparable skills can be found. The Company will be dependent on the services of key executives, including the directors of The Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of The Company, the loss of these persons or The Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Dividends

The Company currently intends to retain future earnings to finance the operation, development, and expansion of its business. The Company does not anticipate paying cash dividends on the Company Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Company Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Company Shares appreciates.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company (see “Available Funds and Principal Purposes” above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia). Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

Insurance and Uninsured Risks

The Company’s business will continue to be subject to several risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability. The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The Company’s industry is highly regulated, and the Company may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. As the Company will likely be unable to obtain traditional debt financing until it has a profitable and longer operating history, the initial primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule threeg3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, The Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of The Company’s assets are located in the United States; or (iii) The Company’s business is administered principally in the United States. Based on information available as at the date hereof, approximately 26.7% of the Company’s outstanding voting securities are anticipated to be directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the

Page | 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All the Company’s revenue generating operations will occur in the United States. The Company will be subject to several risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

●	compliance with laws of the United States that will apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws
●	instability in economic or political conditions, including inflation, recession, and political uncertainty
●	potential adverse tax consequences; and
●	litigation in United States courts.

In addition, the Company will be exposed to foreign exchange risk as a result of all of its revenue-generating operations taking place in the United States and thus, revenues and expenses being earned and paid in US dollars while having a significant amount of debt denominated in Canadian dollars. If the Canadian dollar appreciates relative to the US dollar, the Company’s Canadian dollar liabilities decrease when translated to US dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the US dollar, the Company’s Canadian dollar liabilities will increase when translated to US dollars for financial reporting purposes.

The Company expects to continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID 19”) a global pandemic. In response to the outbreak, governmental authorities in the US and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID 19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including business, employment, and economic disruptions.

The Company’s priorities during the COVID-19 pandemic include protecting the health and safety of its employees (including patient-facing employees providing respiratory and other services), maximizing the availability of its services and products to support patient health needs, and the operational and financial stability of its business.

The full extent to which the COVID-19 pandemic and the various responses to it impact the Company’s business, operations, and financial results will depend on numerous other evolving factors that we are not able to predict. Although the Company has taken steps to mitigate the impact of COVID 19, the continued presence and spread of COVID 19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID 19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, as may be required by federal, state, or local authorities, or that we determine are in the best interests of our patients, employees, customers, and stockholders. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our customers, suppliers or vendors, or on our financial results.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID 19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID 19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID 19 and the actions required to contain or treat its impact, among others.

Federal, state, and local authorities have taken several actions designed to assist healthcare providers in providing care to COVID-19 and other patients and to mitigate the adverse economic impact of the COVID-19 pandemic. Legislative actions taken by the federal government include the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law on March 27, 2020. Through the CARES Act, the federal government has authorized payments to be distributed to healthcare providers through the Public Health and Social Services Emergency Fund (“Provider Relief Fund” or “PRF”). Additionally, the CARES Act revised the Medicare accelerated and advance payment program in an attempt to disburse payments to healthcare providers more quickly to mitigate the financial impact on healthcare providers. See Note 8 for relief payments the Company received related to the US Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

Recall of certain Royal Philips BiPAP and CPAP Devices and Ventilators

The recall of certain Royal Philips BiPAP and CPAP devices and ventilators that the Company distributes and sells could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition, and prospects. On June 14, 2021, Royal Philips (“Philips”) initiated a voluntary recall notification with the U.S. Food and Drug Administration (“FDA”) for certain Philips BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) and mechanical ventilator devices that the Company distributes and sells. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane (“PE-PUR”) sound abatement foam component in these devices. To date, Philips has produced millions of BiPAP and CPAP devices and ventilators using the PE-PUR sound abatement foam. Despite a complaint rate of 0.03% in 2020, Philips determined based on testing that there are possible health risks to users of the devices related to this type of foam, including that the foam may degrade into particles that may be ingested or inhaled by the user, and that the foam may off-gas certain chemicals. According to Philips, the potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects, and the potential health risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects.

Philips has stated that it (i) is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction, (ii) will replace the current sound abatement foam with a new material, (iii) has already begun the preparations, which include obtaining the relevant regulatory clearances, and (iv) aims to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2021 and 2020

(Tabular dollar amounts expressed in thousands, except per share amounts)

address all affected devices in scope of this correction as expeditiously as possible. While Philips produces alternative CPAP devices and ventilators that are not impacted by the recall, these alternative CPAP devices and ventilators are being used to replace recalled CPAP devices and ventilators rather than be sold to suppliers for placement with newly diagnosed patients. Depending on the time it takes for the FDA and Philips to resolve the issue, potential delays and shortages of BiPAP and CPAP devices and ventilators may occur in the industry in which the Company operates, which could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects if it is unable to procure replacement products at a reasonable cost on a timely basis, or at all.

Additionally, the Company does not currently know the full scope of potential risks that may arise as a result of the recall and replacement of BiPAP and CPAP and mechanical ventilator devices described above. Due to the volume of the Company’s patients currently using, or who have used in the past, the BiPAP and CPAP and mechanical ventilator devices affected by the recall described above as well as future users of any replacement devices, any litigation, class action or governmental enforcement actions (including, but not limited to, claims relating to product liability, negligence, patient harm including claims for personal injury or wrongful death, consumer protection, or fraud, overpayment or improper billing for services and products affected by the recall or replacement) that may involve the Company could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. In general, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to the Company and/or its suppliers’ businesses. The recall described above and future recalls, whether voluntary or required, could result in significant costs to the Company and significant adverse publicity, which could harm the Company’s ability to market its products in the future.

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